WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)1

The LGL Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

50186A108
(CUSIP Number)

James L. Williams
The LGL Group, Inc.
2525 Shader Road
Orlando, Florida 32804
(407) 587-2247
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS MARC J. GABELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 382,221 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 382,221 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,221 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON IN

(1) Consists of 16,319 shares of The LGL Group, Inc. held directly by Mr. Gabelli, 15,000 shares issuable upon exercise of options held directly by Mr. Gabelli, and 350,902 shares held by Venator Merchant Fund, L.P. Venator Global, LLC, which is the sole general partner of Venator Merchant Fund, L.P., may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P. Mr. Gabelli, who is the President and Sole Member of Venator Global, LLC, may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P. Mr. Gabelli disclaims beneficial ownership of the Securities owned by Venator Merchant Fund, L.P., except to the extent of his pecuniary interest therein.

1	NAME OF REPORTING PERSONS VENATOR GLOBAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,902 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 350,902 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,902 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON OO

(1) Consists of shares of The LGL Group, Inc. held by Venator Merchant Fund, L.P. Venator Global, LLC, which is the sole general partner of Venator Merchant Fund, L.P., may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P. Venator Global, LLC disclaims beneficial ownership of the Securities owned by Venator Merchant Fund, L.P., except to the extent of its pecuniary interest therein.

1	NAME OF REPORTING PERSONS VENATOR MERCHANT FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,902
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 350,902
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON PN

The following constitutes Amendment No. 5 ("Amendment No. 5") to the Schedule 13D originally filed by the undersigned on June 17, 2003, as amended.  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 4.                                        Purpose of Transaction.

As described in further detail in Item 6, on August 6, 2013, the Reporting Persons received an aggregate of 1,836,105 Warrants (as defined below) from the Issuer.  When exercisable, 25 Warrants will entitle the Reporting Persons to purchase one Security at the Exercise Price (as defined below).

Item 5.                                        Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)            The aggregate percentage of Securities reported owned by the Reporting Persons is based upon 2,596,205 Securities outstanding as of July 29, 2013 as reported in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on July 30, 2013.

As of the close of business on the date hereof, Venator Merchant Fund, L.P. directly owned 350,902 Securities, constituting approximately 13.5% of the Securities outstanding.  By virtue of their relationship with Venator Merchant Fund, L.P. discussed in Item 2, Mr. Gabelli and Venator Global, LLC may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P.  Mr. Gabelli and Venator Global, LLC disclaim beneficial ownership of the Securities owned by Venator Merchant Fund, L.P., except to the extent of his/its pecuniary interest therein.

As of the close of business on the date hereof, Mr. Gabelli directly owned 16,319 Securities and beneficially owned 15,000 Securities underlying stock options held directly by Mr. Gabelli that are currently exercisable.  Such Securities, together with the 350,902 Securities owned by Venator Merchant Fund, L.P., which Mr. Gabelli may be deemed to beneficially own by virtue of his relationship with Venator Merchant Fund, L.P. discussed in Item 2, constitute approximately 14.6% of the Securities outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On August 6, 2013, the Reporting Persons received an aggregate of 1,836,105 warrants ("Warrants") to purchase Securities.  When exercisable, 25 Warrants will entitle their holder to purchase one Security at the Exercise Price (as defined below).  The Warrants are "European style warrants" and will only become exercisable on the earlier of (i) August 6, 2018 (the "Expiration Date"), and (ii) such date that the 30-day volume weighted average price per share ("VWAP") of the Securities is greater than or equal to $15.00 (as adjusted for stock splits, stock dividends, combinations, reclassifications and similar events).  Once the Warrants become exercisable, they may be exercised in accordance with the terms of the Warrant Agreement (as defined below) until their expiration at 5:00 p.m., Eastern Time, on the Expiration Date.

The Warrants have an initial exercise price of $7.50 per share (the "Exercise Price").  The Warrants provide for adjustments to the Exercise Price following a number of corporate events, including (i) the Issuer's issuance of a stock dividend or the subdivision or combination of the Securities, (ii) the Issuer's issuance of rights, options or warrants to purchase Securities at a price below the 10-day VWAP of the Securities, (iii) a distribution of capital stock of the Issuer or any subsidiary other than the Security, rights to acquire such capital stock, evidences of indebtedness or assets, (iv) the Issuer's issuance of a cash dividend on the Securities, and (v) certain tender offers for the Securities by the Issuer or one or more of its wholly-owned subsidiaries.  The Warrants also provide for adjustments to the number of Securities for which the Warrants are exercisable following the Issuer's issuance of a stock dividend or the subdivision or combination of the Securities.

Until Warrant holders acquire Securities upon exercise of the Warrants, Warrant holders will have no rights with respect to the Securities underlying such Warrants.  Upon the acquisition of Securities upon exercise of the Warrants, the holders thereof will be entitled to exercise the rights of a Security holder with respect to such Securities only as to matters for which the record date for such matter occurs after the exercise date of the Warrants.

The foregoing summary is not complete and is qualified in its entirety by reference to the Warrant Agreement, dated as of July 30, 2013 (the "Warrant Agreement"), by and among the Issuer, Computershare Inc., and Computershare Trust Company, N.A., which is filed as Exhibit F hereto and incorporated herein by reference.

Item 7.                                        Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

F.	Warrant Agreement, dated as of July 30, 2013, by and among The LGL Group, Inc., Computershare Inc., and Computershare Trust Company, N.A.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2013

/s/ Kenneth S. Mantel___                                   __
KENNETH S. MANTEL
 As Attorney-In-Fact for Marc J. Gabelli

VENATOR MERCHANT FUND, L.P.

By:      Venator Global, LLC
                General Partner

By:     /s/ Kenneth S. Mantel__                          _ __
Name:       Kenneth S. Mantel
Title:            As Attorney-In-Fact for Marc J. Gabelli,
                           President and Sole Member

VENATOR GLOBAL, LLC

By:      /s/ Kenneth S. Mantel__ _                          __
Name:       Kenneth S. Mantel
Title:            As Attorney-In-Fact for Marc J. Gabelli,
                           President and Sole Member

Exhibit F

WARRANT AGREEMENT
WARRANT AGREEMENT, dated as of July 30, 2013, among THE LGL GROUP, INC., a Delaware corporation (the "Company"), COMPUTERSHARE INC., a Delaware corporation ("Computershare"), and its wholly-owned subsidiary, COMPUTERSHARE TRUST COMPANY, N.A., a federally chartered trust company (the "Trust Company", and together with Computershare, the "Warrant Agent").
W I T N E S S E T H
WHEREAS, the Company's Board of Directors has declared a dividend of five (5) warrants (the "Warrants") to purchase shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), to be issued on August 6, 2013 (the "Issuance Date") for each share of Common Stock issued and outstanding at the Close of Business (as defined below) on July 29, 2013, and twenty-five (25) Warrants shall be exercisable to purchase one (1) share of Common Stock at the Exercise Price (as defined below), upon the terms and subject to the conditions hereinafter set forth; and
WHEREAS, the Company wishes the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing so to act, in connection with the issuance, transfer, exchange and exercise of the Warrants.
NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:
Section 1	Certain Definitions
For purposes of this Agreement, the following terms have the meanings indicated:
(a)            "Affiliate" has the meaning ascribed to it in Rule 12b-2 under the Exchange Act.

(b)            "Business Day" means any day other than a Saturday, Sunday or a day on which the New York Stock Exchange is authorized or obligated by law or executive order to close.

(c)            "Close of Business" on any given date means 5:00 p.m., New York City time, on such date; provided, however, that if such date is not a Business Day it means 5:00 p.m., New York City time, on the next succeeding Business Day.

(d)            "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(e)            "Exercise Price" means $7.50 per share of Common Stock, as adjusted from time to time pursuant to Section 10 hereof.

(f)            "Expiration Date" means August 6, 2018.

(g)            "Fair Market Value" of any property, securities or assets means the fair market value of such property, securities or assets, taking into account, among other things, any consideration received by the Company or a subsidiary therefor, as determined in good faith by the Company's Board of Directors (which good faith determination shall be conclusive and binding).

(h)            "Market Price" means, for any date, the average VWAP for the Common Stock for the consecutive 10 Trading Days immediately prior to such date.

(i)            "Person" means an individual, corporation, association, partnership, limited liability company, joint venture, trust, unincorporated organization, government or political subdivision thereof or governmental agency or other entity.

(j)            "Securities Act" means the Securities Act of 1933, as amended.

(k)            "Trading Day" means a day on which the principal Trading Market for the Common Stock is open for trading.

(l)            "Trading Market" means each of NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange.

(m)            "VWAP" means, for any date, the price determined by the first of the following clauses that applies: (i) if the security is then listed or quoted on a Trading Market, the daily volume weighted average price of the security for such date (or the nearest preceding date) on the Trading Market on which the security is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (ii) the volume weighted average price of the security for such date (or the nearest preceding date) on the OTC Bulletin Board, (iii) if the security is not then listed or quoted for trading on the OTC Bulletin Board and if prices for the security are then reported in the "Pink Sheets" published by OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share or unit of the security so reported, or (iv) in all other cases, the fair market value of a share or unit of the security as determined by an independent appraiser selected in good faith by the holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

(n)            "Warrant Certificate" means a certificate in substantially the form attached as Exhibit 1 hereto representing such number of Warrants as is indicated on the face thereof.

(o)            "Warrant Shares" means the shares of Common Stock issuable on exercise of the Warrants.

Section 2	Appointment of Warrant Agent
The Company hereby appoints the Warrant Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Warrant Agent hereby accepts such appointment.  The Company may from time to time appoint such Co-Warrant Agents as it may, in its sole discretion, deem necessary or desirable.
Section 3	Form of Warrant Certificates
Each Warrant shall be issued in registered form only, shall be in substantially the form of Exhibit 1 hereto, the provisions of which are incorporated herein, and shall be signed by, or bear the facsimile signature of, the Chief Executive Officer, President, Chief Financial Officer or Treasurer, Secretary or Assistant Secretary of the Company and shall bear a facsimile of the Company's seal.  In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance.  All of the Warrants shall initially be represented by one or more book-entry certificates (each a "Book-Entry Warrant Certificate").  Unless and until countersigned by the Warrant Agent pursuant to this Warrant Agreement, a Warrant shall be invalid and of no effect and may not be exercised by a Holder.  Notwithstanding the foregoing and anything else herein to the contrary, the Warrants may be issued in uncertificated form.
Section 4	Registration
The Warrant Agent shall maintain books ("Warrant Register"), for the registration of the original issuance and the registration of any transfer of the Warrants.  Upon the initial issuance of the Warrants, the Warrant Agent shall issue and register the Warrants in the names of the respective Holders (as defined below) in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company.  To the extent the Warrants are DTC eligible as of the Issuance Date, all of the Warrants shall be represented by one or more Book-Entry Warrant Certificates deposited with The Depository Trust Company (the "Depository") and registered in the name of Cede & Co., a nominee of the Depository.  Ownership of beneficial interests in the Book-Entry Warrant Certificates shall be shown on, and the transfer of such ownership shall be effected through, records maintained (i) by the Depository or its nominee for each Book-Entry Warrant Certificate; (ii) by institutions that have accounts with the Depository (such institution, with respect to a Warrant in its account, a "Participant"); or (iii) directly on the book-entry records of the Warrant Agent with respect only to owners of beneficial interests that represent such direct registration.
If the Warrants are not DTC eligible as of the Issuance Date or the Depository subsequently ceases to make its book-entry settlement system available for the Warrants, the Company may instruct the Warrant Agent to make other arrangements for book-entry settlement within ten (10) Business Days after the Depository ceases to make its book-entry settlement available.  In the event that the Company does not make alternative arrangements for book-entry settlement within ten (10) Business Days or the Warrants are not eligible for, or it is no longer necessary to have the Warrants available in, book-entry form, the Warrant Agent shall provide written instructions to the Depository to deliver to the Warrant Agent for cancellation each Book-Entry Warrant Certificate, and the Company shall instruct the Warrant Agent to deliver to the Depository definitive Warrant Certificates in physical form evidencing such Warrants. Such definitive Warrant Certificates shall be in substantially the form attached as Exhibit 1 hereto.
Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant shall be registered upon the Warrant Register ("registered holder"), as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on the Warrant Certificate made by anyone other than the Company or the Warrant Agent), for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.  Any person in whose name ownership of a beneficial interest in the Warrants evidenced by a Book-Entry Warrant Certificate is recorded in the records maintained by the Depository or its nominee shall be deemed the "beneficial owner" thereof; provided, that all such beneficial interests shall be held through a Participant which shall be the registered holder of such Warrants.  As used herein, the term "Holder" refers only to a registered holder of the Warrants.
Section 5	Transfer, Split Up, Combination and Exchange of Warrant Certificates; Mutilated, Destroyed, Lost or Stolen Warrant Certificates
(a)            Subject to the provisions of Section 13 hereof and the last sentence of this first paragraph of Section 5 and subject to applicable law, rules or regulations, restrictions on transferability that may appear on Warrant Certificates in accordance with the terms hereof or any "stop transfer" instructions the Company may give to the Warrant Agent, at any time after the Close of Business on the date hereof, at or prior to the Close of Business on the Expiration Date, any Warrant Certificate(s) may be transferred, split up, combined or exchanged for another Warrant Certificate(s), entitling the registered holder to purchase a like number of shares of Common Stock as the Warrant Certificate(s) surrendered then entitled such holder to purchase.  Warrants may be surrendered to the Warrant Agent, together with a written request for exchange or transfer reasonably acceptable to Warrant Agent, duly executed by the Holder thereof, or by a duly authorized attorney, and thereupon the Warrant Agent shall issue in exchange therefor one or more new Warrants as requested by the Holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that except as otherwise provided herein or in any Book-Entry Warrant Certificate, each Book-Entry Warrant Certificate may be transferred only in whole and only to the Depository, to another nominee of the Depository, to a successor depository, or to a nominee of a successor depository; provided further, however, that in the event that a Warrant surrendered for transfer bears a restrictive legend, the Warrant Agent shall not cancel such Warrant and issue new Warrants in exchange therefor until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend. Upon any such registration of transfer, the Company shall execute, and the Warrant Agent shall countersign and deliver, in the name of the designated transferee a new Warrant Certificate or Warrant Certificates of any authorized denomination evidencing in the aggregate a like number of unexercised Warrants.  The Company may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Warrant Certificates, together with reimbursement to the Company and the Warrant Agent of all reasonable expenses incidental thereto.

(b)            The Warrant Agent shall issue replacement Warrant Certificates for those alleged to have been lost, stolen or destroyed, upon receipt by the Warrant Agent of an open penalty surety bond satisfactory to it and holding it and the Company harmless, absent notice to the Warrant Agent that such Warrant Certificates have been acquired by a bona fide purchaser, and reimbursement to the Company and the Warrant Agent of all reasonable expenses incidental thereto.  The Warrant Agent may, at its option, issue replacement Warrant Certificates for mutilated certificates upon presentation thereof without such indemnity.  The Company may require the payment of a sum sufficient to cover any stamp or other tax or charge that may be imposed in connection with any such exchange.  The Warrant Agent shall have no duty or obligation to take any action under any section of this Warrant Agreement that requires the payment of taxes and/or charges unless and until it is satisfied that all such taxes and/or charges have been paid.

(c)            The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, accompanied by appropriate instructions for transfer and any evidence of authority that may be required by the Warrant Agent, including but not limited to, a signature guarantee from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association.  Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent.  The Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time upon request.

Section 6	Exercise of Warrants; Exercise Price; Expiration Date
(a)            The Warrants shall be exercisable commencing upon the earlier of (i) the Expiration Date or (ii) the date on which the average VWAP for the Common Stock for the consecutive 30 Trading Days immediately prior to such date is greater than or equal to $15.00 (as adjusted for stock splits, stock dividends, combinations, reclassifications and similar events) (the "Effective Date").  The Warrants shall cease to be exercisable and shall terminate and become void, and all rights thereunder and under this Agreement shall cease, at the Close of Business on the Expiration Date.  The period between the Effective Date and the Close of Business on the Expiration Date is referred to herein as the "Exercise Period".  Subject to the foregoing, a Holder may exercise a Warrant by delivering, not later than 5:00 p.m., New York City time, on any Business Day during the Exercise Period to the Warrant Agent at its corporate trust department (i) the Warrant Certificate evidencing the Warrants to be exercised, or, in the case of a Book-Entry Warrant Certificate, the Warrants to be exercised (the "Book-Entry Warrants") shown on the records of the Depository to an account of the Warrant Agent at the Depository designated for such purpose in writing by the Warrant Agent to the Depository from time to time, (ii) an election to purchase the Warrant Shares underlying the Warrants to be exercised (an "Election to Purchase"), properly completed and executed by the Holder on the reverse of the Warrant Certificate or, in the case of a Book-Entry Warrant Certificate, properly delivered by the Participant in accordance with the Depository's procedures, and (iii) the Exercise Price for each Warrant to be exercised in lawful money of the United States of America by certified or official bank check or by bank wire transfer in immediately available funds.  The Warrant Agent shall promptly deposit all funds received by it in payment of the Exercise Price in the account of the Company maintained with the Warrant Agent for such purpose.  The date on which any Warrant is exercised or deemed to have been exercised (in accordance with Section 6(b), as applicable) is referred to as the "Exercise Date."

(b)            If any of (i) the Warrant Certificate or the Book-Entry Warrants, (ii) the Election to Purchase, or (iii) the Exercise Price therefor, is received by the Warrant Agent after 5:00 p.m., New York City time, the Warrants will be deemed to be received and exercised on the immediately succeeding Business Day.  If the date specified as the exercise date is not a Business Day, the Warrants will be deemed to be received and exercised on the next succeeding day that is a Business Day.  If the Warrants are received or deemed to be received after the Close of Business on the Expiration Date, the exercise thereof will be null and void and any funds delivered to the Warrant Agent will be returned to the Holder.  In no event will interest accrue on funds deposited with the Warrant Agent in respect of an exercise or attempted exercise of Warrants.  The validity of any exercise of Warrants will be determined by the Company in its sole discretion and such determination will be final and binding upon the Holder and the Warrant Agent.  Neither the Company nor the Warrant Agent shall have any obligation to inform a Holder of the invalidity of any exercise of any Warrants.

(c)            The Warrant Agent shall, by 11:00 a.m., New York City time, on the Business Day following the Exercise Date of any Warrant, advise the Company or the transfer agent and registrar in respect of (i) the number of Warrant Shares issuable upon such exercise in accordance with the terms and conditions of this Warrant Agreement, (ii) the instructions of each Holder with respect to delivery of the Warrant Shares issuable upon such exercise, and the delivery of definitive Warrant Certificates, as appropriate, evidencing the balance, if any, of the Warrants remaining after such exercise, (iii) in case of a Book-Entry Warrant Certificate, the notation that shall be made to the records maintained by the Depository, its nominee for each Book-Entry Warrant Certificate, or a Participant, as appropriate, evidencing the balance, if any, of the Warrants remaining after such exercise and (iv) such other information as the Company or such transfer agent and registrar shall reasonably require.

(d)            The Company shall, by 5:00 p.m., New York City time, on the third Business Day next succeeding the Exercise Date of any Warrant and the clearance of the funds in payment of the aggregate Exercise Price, execute, issue and deliver to the Warrant Agent, the Warrant Shares to which such Holder is entitled, in fully registered form, registered in such name or names as may be directed by such Holder.  Upon receipt of such Warrant Shares, the Warrant Agent shall, by 5:00 p.m., New York City time, on the fourth Business Day next succeeding such Exercise Date, transmit such Warrant Shares to, or upon the order of, such Holder.

(e)            In lieu of delivering physical certificates representing the Warrant Shares issuable upon exercise of any Warrants, provided the Company's transfer agent is participating in the Depository's Fast Automated Securities Transfer program, the Company shall use its commercially reasonable efforts to cause its transfer agent to electronically transmit the Warrant Shares issuable upon exercise to the Depository by crediting the account of the Depository or of the Participant, as the case may be, through its Deposit Withdrawal Agent Commission system. The time periods for delivery described in the immediately preceding paragraph shall apply to the electronic transmittals described herein.

(f)            Notwithstanding the foregoing, the Company shall not be obligated to deliver any Warrant Shares pursuant to the exercise of a Warrant unless (i) a registration statement under the Securities Act with respect to the Warrant Shares issuable upon exercise of such Warrants is effective and a current prospectus relating to the Warrant Shares issuable upon exercise of the Warrants is available for delivery to the Holders or (ii) in the opinion of counsel to the Company, the exercise of the Warrants is exempt from the registration requirements of the Securities Act and such securities are qualified for sale or exempt from qualification under applicable securities laws of the states or other jurisdictions in which the Holder resides.  Warrants may not be exercised by, or securities issued to, any Holder in any state in which such exercise or issuance would be unlawful.  In the event a registration statement under the Securities Act with respect to the Warrant Shares is not effective or a prospectus is not available, or because such exercise would be unlawful with respect to a Holder in any state, the Holder shall not be entitled to exercise such Warrants and such Warrants may have no value and expire worthless.  The Company agrees to use its best efforts to maintain the effectiveness of a registration statement under the Securities Act of the Warrant Shares and ensure that a prospectus is available for delivery to the Holders until the expiration of the Warrants in accordance with the provisions of this Warrant Agreement.  In addition, the Company agrees to use its best efforts to register the Warrant Shares under the blue sky laws of the states of residence of exercising Holders, if permitted by the blue sky laws of such jurisdictions, in the event that an exemption is not available.

Section 7	Cancellation and Destruction of Warrant Certificates
All Warrant Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Warrant Agent for cancellation or in canceled form, or, if surrendered to the Warrant Agent, shall be canceled by it, and no Warrant Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Warrant Agreement.  The Company shall deliver to the Warrant Agent for cancellation and retirement, and the Warrant Agent shall so cancel and retire, any other Warrant Certificate purchased or acquired by the Company otherwise than upon the exercise thereof.  The Warrant Agent shall deliver all canceled Warrant Certificates to the Company, or shall, at the written request of the Company, destroy such canceled Warrant Certificates, and in such case shall deliver a certificate of destruction thereof to the Company, subject to any applicable law, rule or regulation requiring the Warrant Agent to retain such canceled certificates.
Section 8	Certain Representations; Reservation and Availability of Shares of Common Stock or Cash
(a)            This Agreement has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the Warrant Agent, constitutes a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, and the Warrants have been duly authorized, executed and issued by the Company and, assuming due authentication thereof by the Warrant Agent pursuant hereto, constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms and entitled to the benefits hereof; in each case except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b)            As of July 29, 2013, the authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, of which 2,657,454 shares are issued and 2,596,205 shares are outstanding, 519,241 shares of Common Stock are reserved for issuance upon exercise of the Warrants and not more than 590,000 shares of Common Stock are reserved for issuance upon exercise of employee stock.  There are no other outstanding obligations, warrants, options or other rights to subscribe for or purchase from the Company any class of capital stock of the Company.

(c)            The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued shares of Common Stock or its authorized and issued shares of Common Stock held in its treasury, free from preemptive rights, the number of shares of Common Stock that will be sufficient to permit the exercise in full of all outstanding Warrants.

(d)            The Warrant Agent will create a special account for the issuance of Warrants and Warrant Shares.  The Company shall provide an opinion of counsel prior to the Issuance Date to set up a reserve of Warrants and Warrant Shares.  The opinion shall state that:

(i)	the Warrants and the Warrant Shares are registered under the Securities Act, or are exempt from such registration;
(ii)
the Warrants are duly authorized, and, when issued and distributed by the Company in accordance with and in the manner described in the registration statement and the prospectus supplement, the Warrants will be validly issued, fully paid and non-assessable; and

(iii)
the Warrant Shares are duly authorized, and, when issued and sold by the Company and delivered by the Company against receipt of the exercise price therefor, in accordance with and in the manner described in the registration statement, the prospectus supplement and the Warrants, will be validly issued, fully paid and non-assessable.

(e)            The Company further covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the original issuance or delivery of the Warrants or Warrant Shares.  The Company shall not, however, be required to pay any tax or governmental charge which may be payable in respect of any transfer involved in the transfer or delivery of Warrant or the issuance or delivery of Warrant Shares in a name other than that of the Holder of the Warrant evidencing Warrants surrendered for exercise or to issue or deliver any certificate for Warrant Shares upon the exercise of any Warrants until any such tax or governmental charge shall have been paid (any such tax or governmental charge being payable by the holder of such Warrant at the time of surrender) or until it has been established to the Company's reasonable satisfaction that no such tax or governmental charge is due.

Section 9	Common Stock Record Date
Each person in whose name any certificate for shares of Common Stock is issued upon the exercise of Warrants shall for all purposes be deemed to have become the holder of record for the Common Stock represented thereby on, and such certificate shall be dated, the date upon which the Warrants were duly surrendered and payment of the Exercise Price (and any applicable transfer taxes) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Stock transfer books of the Company are closed, such person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding day on which the Common Stock transfer books of the Company are open.
Section 10	Adjustment of Exercise Price, Number of Shares of Common Stock or Number of Warrants
The Exercise Price, the number of shares covered by each Warrant and the number of Warrants outstanding are subject to adjustment from time to time as provided in this Section 10.
(a)            The issuance of Common Stock as a dividend or distribution to all holders of Common Stock, or a subdivision or combination of Common Stock, in which event the Exercise Price will be adjusted based on the following formula:
EP1	= EP0 x (OS0 / OS1)
Where
EP0	= the Exercise Price in effect at the Close of Business on the record date
EP1	= the Exercise Price in effect immediately after the record date
OS0	= the number of shares of Common Stock outstanding at the Close of Business on the record date prior to giving effect to such event
OS1	= the number of shares of Common Stock that would be outstanding immediately after, and solely as a result of, such event
Upon each adjustment of the Exercise Price pursuant to this subsection (a), each Warrant shall thereupon evidence the right to purchase that number of shares of Common Stock (calculated to the nearest 1/100th of a share) obtained by multiplying the number of shares of Common Stock purchasable immediately prior to such adjustment upon exercise of the Warrant by the Exercise Price in effect immediately prior to such adjustment and dividing the product so obtained by the Exercise Price in effect immediately after such adjustment.
(b)            The issuance to all holders of Common Stock of rights, options or warrants entitling them for a period expiring 60 days or less from the date of issuance of such rights, options or warrants to purchase shares of Common Stock at less than the Market Price ending on the Trading Day immediately preceding the announcement date of the issuance of such rights, options or warrants, in which event the Exercise Price will be adjusted based on the following formula:
EP1	= EP0 x (OS0 + Y) / (OS0 + X)
where,
EP0	= the Exercise Price in effect at the Close of Business on the record date
EP1	= the Exercise Price in effect immediately after the record date
OS0	= the number of shares of Common Stock outstanding at the Close of Business on the record date
X	= the total number of shares of Common Stock issuable pursuant to such rights, options or warrants
Y	= the number of shares of Common Stock equal to the aggregate price payable to exercise such rights, options or warrants divided by the Market Price ending on the Trading Day immediately preceding the announcement date of the issuance of such rights, options or warrants
If such rights, options or warrants are not issued, the Exercise Price will remain the same as had a record date for such distribution not been fixed.  Additionally, to the extent that Common Stock is not delivered after the expiration of such rights, options or warrants, the Exercise Price will be readjusted to be the Exercise Price that would then be in effect had the adjustments made upon the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of Common Stock actually delivered.
In determining whether any rights, options or warrants entitle their holders to subscribe for or purchase shares of Common Stock at less than the Market Price, and in determining the aggregate offering price of such shares, there shall be taken into account, among other things, any consideration received by the Company for such rights, options or warrants and any amount payable on the exercise or conversion thereof, as determined in good faith by the Company's Board of Directors (which good faith determination shall be conclusive and binding).
(c)            The dividend or other distribution to all holders of Common Stock of shares of capital stock of the Company or a subsidiary (other than Common Stock), rights to acquire capital stock of the Company or a subsidiary or evidences of the Company's indebtedness or the Company's assets (excluding any dividend, distribution or issuance covered by clauses (a) or (b) above or (d) or (e) below) in which event the Exercise Price will be adjusted based on the following formula:
EP1	= EP0 x (SP0 — FMV) / SP0
where,
EP0	= the Exercise Price in effect at the Close of Business on the record date
EP1	= the Exercise Price in effect immediately after the record date
SP0	= the Market Price as of the record date
FMV	= the Fair Market Value, on the record date, of the shares of capital stock, rights to acquire capital stock, evidences of indebtedness or assets so distributed, expressed as an amount per share of Common Stock
However, if the transaction that gives rise to an adjustment pursuant to this subsection (c) is one pursuant to which the payment of a dividend or other distribution on the Common Stock consists of shares of capital stock of, or similar equity interests in, a subsidiary or other business unit of the Company (a "spin-off"), that are, or, when issued, will be, traded on a Trading Market, then the Exercise Price will instead be adjusted based on the following formula:
EP1	= EP0 x MP0 / (FMV0 + MP0)
where,
EP0	= the Exercise Price in effect at the Close of Business on the record date
EP1	= the Exercise Price in effect immediately after the record date
FMV0	= the average of the VWAP of the capital stock or similar equity interests distributed to holders of the Common Stock applicable to one share of Common Stock over the 10 consecutive Trading Days commencing on and including the third Trading Day after the date on which "ex-distribution trading" commences for such dividend or distribution with respect to the Common Stock on the NYSE MKT or such other Trading Market that is at that time the principal market for the Common Stock
MP0	= the average of the VWAP per share of the Common Stock over the 10 consecutive Trading Days commencing on and including the third Trading Day after the date on which "ex-distribution trading" commences for such dividend or distribution with respect to the Common Stock on the NYSE MKT or such other Trading Market that is at that time the principal market for the Common Stock
The adjustment of the Exercise Price under this subsection (c) will be made immediately after the open of business on the day after the last day of the valuation period, but will be given effect as of the open of business on the Business Day immediately following the record date for any spin-off.  For purposes of determining the Exercise Price in respect of any exercise during a valuation period, references within the portion of this subsection (c) related to spin-offs to 10 Trading Days shall be deemed replaced with such lesser number of consecutive Trading Days as have elapsed from, and including, the ex-dividend date of such spin-off to, but excluding, the Exercise Date.
If any dividend or distribution described in this subsection (c) results in an adjustment to the Exercise Price but such dividend or distribution is not so made, the Exercise Price will be readjusted to be the Exercise Price that would then be in effect had such dividend or distribution not been declared.
(d)            The Company makes a distribution consisting exclusively of cash to all holders of Common Stock, excluding (i) any cash that is distributed as part of a distribution referred to in clause (c) above, and (ii) any consideration payable in connection with a tender offer referred to in clause (e) below, in which event, the Exercise Price will be adjusted based on the following formula:
EP1	= EP0 x (SP0 – C)/ SP0
where,
EP 0	= the Exercise Price in effect at the Close of Business on the record date
EP 1	= the Exercise Price in effect immediately after the record date
SP0	= the Market Price as of the record date
C	= the amount in cash per share distributed to holders of the Common Stock
If any distribution described in this subsection (d) results in an adjustment to the Exercise Price but such distribution is not so made, the Exercise Price will be readjusted to be the Exercise Price that would then be in effect had such distribution not been declared.
(e)            If the Company or one or more of its wholly owned subsidiaries purchases Common Stock in a tender offer subject to Rule 13e-4 under the Exchange Act (not including any exchange offer pursuant to Section 3(a)(9) of the Securities Act) where (i) the number of shares purchased in such tender offer exceeds 30% of the number of shares of Common Stock outstanding on the last date on which tenders may be made pursuant to such tender offer (the "offer expiration date") and (ii) the cash and value of any other consideration included in the payment per share of Common Stock validly tendered exceeds the average VWAP for the Common Stock for the consecutive 10 Trading Days commencing with the Trading Day immediately after the offer expiration date, in which event the Exercise Price will be adjusted based on the following formula:
EP1	= EP0 x (SP1 x OS0) / (FMV + (SP1 x OS1))
where,
EP0	= the Exercise Price in effect at the Close of Business on the offer expiration date
EP1	= the Exercise Price in effect immediately after the offer expiration date
FMV	= the Fair Market Value, on the offer expiration date, of the aggregate value of all cash and any other consideration paid or payable for shares validly tendered and not withdrawn as of the offer expiration date (the "Purchased Shares")
OS1	= the number of shares of Common Stock outstanding at the last time tenders may be made pursuant to such tender offer (the "Expiration Time") less any Purchased Shares
OS0	= the number of shares of Common Stock outstanding at the Expiration Time, including any Purchased Shares
SP1	= the average VWAP for the Common Stock for the consecutive 10 Trading Days commencing with the Trading Day immediately after the Expiration Time
The adjustment of the Exercise Price under this subsection (e) will be made at the Close of Business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the offer expiration date, but will be given effect as of the open of business on the Business Day following the offer expiration date.  For purposes of determining the Exercise Price in respect of any exercise during the 10 Trading Days commencing on, and including, the Trading Day next succeeding the offer expiration date, references within this subsection (e) to 10 Trading Days shall be deemed replaced with such lesser number of Trading Days as have elapsed from, and including, the Trading Day next succeeding the offer expiration date to, but excluding, the Exercise Date.
If the Company or one or more of its wholly owned subsidiaries is obligated to purchase Common Stock pursuant to any such tender offer but is permanently prevented by applicable law from effecting any such purchase or all or any portion of such purchases are rescinded, the Exercise Price will be readjusted to be the Exercise Price that would then be in effect had such tender offer not been made, or had only been made in respect of the purchases that had been effected.
(f)            For the purpose of this Section 10, "record date" means, with respect to any dividend, distribution or other transaction or event in which the holders of the Common Stock have the right to receive any cash, securities or other property or in which the Common Stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Common Stock entitled to receive such cash, securities or other property (whether such date is fixed by the Board or by statute, contract or otherwise).

(g)            For the avoidance of doubt, if an event occurs that would trigger an adjustment to the Exercise Price pursuant to this Section 10 under more than one subsection hereof, such event, to the extent fully taken into account in a single adjustment, shall not result in multiple adjustments hereunder.

(h)            All calculations under the foregoing paragraphs (a), (b), (c), (d) and (e) shall be made to the nearest cent.  No adjustment of the Exercise Price need be made under the foregoing paragraphs (a), (b), (c), (d) and (e) if such adjustment (together with any other carried-forward adjustments under this paragraph (h)) would amount to a change in the Exercise Price of less than 1.0%; provided, however, that if an adjustment is not made by reason of this paragraph (h), such amount shall be carried forward and taken into account at the time of any subsequent adjustment in the Exercise Price.

(i)            No adjustment of the Exercise Price shall be made as a result of: (i) the issuance of rights pursuant to any stockholder rights plan or tax asset protection plan adopted by the Company from time to time ("Rights"); (ii) the distribution of separate certificates representing Rights; (iii) the exercise or redemption of Rights; or (iv) the termination or invalidation of Rights; provided, however, that to the extent that the Company has a stockholder rights plan or tax asset protection plan in effect on an Exercise Date, the Holder shall receive upon exercise, in addition to the Warrant Shares, the associated Rights under such rights plan, unless, prior to such Exercise Date, the Rights have separated from the Common Stock, in which case the applicable Exercise Price will be adjusted at the time of separation as if the Company made a distribution to all holders of Common Stock as described in paragraph (c) including, for the purposes of this paragraph only, shares of Common Stock and assets issuable upon exercise of Rights under a stockholder rights plan or tax asset protection plan, subject to readjustment in the event of the expiration, termination or redemption of the Rights.

No adjustment shall be made to the Exercise Price that would reduce the Exercise Price below the par value per share of Common Stock.  In addition, no adjustment to the Exercise Price shall be made:
(i)
upon the issuance of any shares of Common Stock or securities convertible into, or exercisable or exchangeable for, Common Stock in public or private transactions at any price deemed appropriate by the Company in its sole discretion;

(ii)
upon the issuance of any shares of Common Stock or options or rights to purchase those shares or any other award that relates to or has a value derived from the value of the Common Stock or other securities of the Company, in each case issued pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of its subsidiaries;

(iii)
upon the issuance of any shares of Common Stock pursuant to any option, warrant or right or other security exercisable for, or exchangeable or convertible into, shares of Common Stock issued or distributed in public or private transactions at any price deemed appropriate by the Company in its sole discretion;

(iv)	for a change in the par value or no par value of the Common Stock; or
(v)
upon the issuance of any shares of Common Stock pursuant to any option, warrant, right or other security exercisable for, or exchangeable or convertible into, Common Stock that was outstanding as of the date the Warrants were first issued.

(j)            Irrespective of any adjustment or change in the Exercise Price or the number of shares of Common Stock issuable upon the exercise of the Warrants, the Warrant Certificates theretofore and thereafter issued may continue to express the Exercise Price per share and the number of shares which were expressed upon the initial Warrant Certificates issued hereunder.

Section 11	Certification of Adjusted Exercise Price or Number of Shares of Common Stock; Notification of Exercise Period and Expiration Date
(a)            Whenever any adjustment is made pursuant to Section 10 or 12, the Company shall cause notice of such adjustment to be mailed to the Warrant Agent within fifteen days thereafter, such notice to include in reasonable detail (i) the events precipitating the adjustment, (ii) the computation of any adjustments, and (iii) the Exercise Price, the number of shares or the securities or other property purchasable upon exercise of each Warrant after giving effect to such adjustment.  The calculations, adjustments and determinations included in the Company's notice shall, absent manifest error, be final and binding on the Company, the Warrant Agent and the Holders.  The Warrant Agent shall be entitled to rely on such notice and any adjustment therein contained and shall not be deemed to have knowledge of any such adjustment unless and until it shall have received such notice.  The Warrant Agent shall within fifteen days after receipt of such notice from the Company (which notice must specifically direct the Warrant Agent to perform the mailing) cause a similar notice to be mailed to each Holder.

(b)            The Company will monitor the VWAP of the Common Stock.  Within four (4) Business Days after the first Trading Day after the Issuance Date on which the Common Stock has an average VWAP for the 10 consecutive Trading Days immediately prior to such date that is greater than or equal to $15.00, the Company will instruct the Warrant Agent to give all Holders notice that the Exercise Period may commence on a date prior to the Expiration Date and to provide instructions on how to exercise Warrants if and when they become exercisable.  The Company will issue a press release and file a Current Report on Form 8-K to notify the public if the Exercise Period commences because the average VWAP for the Common Stock for 30 consecutive Trading Days is greater than or equal to $15.00 promptly, but in no less than three Business Days after the Exercise Period commences.

(c)            If the Warrants become exercisable because the average VWAP for the Common Stock for 30 consecutive Trading Days is greater than or equal to $15.00, and not less than six (6) weeks prior to the Expiration Date, the Warrant Agent will notify DTC and mail to each Holder exercise forms detailing the terms and procedure for exercise of the Warrants.  As Warrants are exercised, Computershare will deliver the Warrant Shares issued therefor to stockholders and forward the proceeds from the Warrant exercises to the Company.

Section 12	Reclassification, Consolidation, Purchase, Combination, Sale or Conveyance
In case any of the following shall occur while any Warrants are outstanding: (i) any reclassification or change of the outstanding shares of Common Stock (other than a change in par value, or from par value to no par value, or as covered by Section 10 (a)), or (ii) any consolidation, merger or combination of the Company with or into another corporation as a result of which holders of Common Stock shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock, or (iii) any sale or conveyance of the property or assets of the Company as, or substantially as, an entirety to any other entity as a result of which holders of Common Stock shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock, then the Company, or such successor corporation or transferee, as the case may be, shall make appropriate provision by amendment of this Agreement or by the successor corporation or transferee executing with the Warrant Agent an agreement so that the holders of the Warrants then outstanding shall have the right at any time thereafter, upon exercise of such Warrants (in lieu of the number of shares of Common Stock theretofore deliverable) to receive the kind and amount of securities, cash and other property receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance as would be received by a holder of the number of shares of Common Stock issuable upon exercise of such Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance.
If the holders of the Common Stock may elect from choices the kind or amount of securities or cash receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance, then for the purpose of this Section 12 the kind and amount of securities or cash receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance shall be deemed to be the choice specified by the holder of the Warrant, which specification shall be made by the holder of the Warrant by the later of (i) 20 calendar days after the Holder is provided with a final version of all information required by law or regulation to be furnished to holders of Common Stock concerning such choice, or if no such  information is required, 20 days after the Company notified the Holder of all material facts concerning such specification and (ii) the last time at which holders of Common Stock are permitted to make their specification known to the Company.  If the Holder fails to make any specification, the Holder's choice shall be deemed to be whatever choice is made by a plurality of holders of Common Stock not affiliated with the Company or any other party to the reclassification, change, consolidation, merger, combination, sale or conveyance.  Such adjusted Warrants shall provide for adjustments which, for events subsequent to the effective date of such new Warrants, shall be as nearly equivalent as may be practicable to the adjustments provided for in Section 10 and this Section 12.  The above provisions of this Section 12 shall similarly apply to successive reclassifications, changes, consolidations, mergers, combinations, sales and conveyances of the kind described above.
Section 13	Fractional Warrants; Fractional Exercise
(a)            The Company shall not issue fractions of Warrants.  The Warrant Agent shall not be required to effect any registration of transfer or exchange which will result in the issuance of a fraction of a Warrant.

(b)            Warrants may be exercised only in whole numbers of Warrant Shares.  No fractional Warrant Shares are to be issued upon the exercise of a Warrant, but rather the number of Warrant Shares to be issued shall be rounded up or down, as applicable, to the nearest whole number.  If fewer than all of the Warrants evidenced by a Warrant Certificate are exercised, a new Warrant Certificate for the number of unexercised Warrants remaining shall be executed by the Company and countersigned by the Warrant Agent as provided in Section 3 of this Warrant Agreement, and delivered to the Holder at the address specified on the books of the Warrant Agent or as otherwise specified by such Holder.  If fewer than all of the Warrants evidenced by a Book-Entry Warrant Certificate are exercised, a notation shall be made to the records maintained by the Depository, its nominee for each Book-Entry Warrant Certificate, or a Participant, as appropriate, evidencing the balance of the Warrants remaining after such exercise.

(c)            The holder of a Warrant by the acceptance of the Warrant expressly waives his right to receive any fractional Warrant or any fractional Warrant Shares upon exercise of a Warrant.

Section 14	Agreement of Warrant Certificate Holders
Every holder of a Warrant Certificate by accepting the same consents and agrees with the Company and the Warrant Agent and with every other holder of a Warrant Certificate that:
(a)            the Warrant Certificate are transferable only on the registry books of the Warrant Agent if surrendered at the principal office of the Warrant Agent, duly endorsed or accompanied by a proper instrument of transfer; and

(b)            the Company and the Warrant Agent may deem and treat the Holder of the Warrant Certificate as the absolute owner thereof and of the Warrants evidenced thereby (notwithstanding any notations of ownership or writing on the Warrant Certificates made by anyone other than the Company or the Warrant Agent) for all purposes whatsoever, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

Section 15	Holder Not Deemed a Stockholder
Except as otherwise specifically provided in this Agreement, no Holder, solely in its capacity as an owner of a Warrant, shall be entitled to vote, receive dividends or distributions on, or be deemed for any purpose the holder of Common Stock or any other securities of the Company which may at any time be issuable on the exercise of the Warrants represented thereby, nor shall anything contained herein or in any Warrant Certificate be construed to confer upon such Holder, solely in its capacity as an owner of a Warrant, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders, or to receive dividends or distributions or subscription rights, or otherwise, until the Warrant or Warrants have been exercised in accordance with the provisions hereof.
Section 16	Concerning the Warrant Agent
The Company agrees to pay to the Warrant Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Warrant Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.
The Company covenants and agrees to indemnify and to hold the Warrant Agent harmless against any costs, expenses (including reasonable fees of its legal counsel), losses or damages, which may be paid, incurred or suffered by or to which it may become subject, arising from or out of, directly or indirectly, any claims or liability resulting from its actions as Warrant Agent pursuant hereto; provided, that such covenant and agreement does not extend to, and the Warrant Agent shall not be indemnified with respect to, such costs, expenses, losses and damages incurred or suffered by the Warrant Agent as a result of, or arising out of, its gross negligence, bad faith, or willful misconduct.
From time to time, the Company may provide the Warrant Agent with instructions concerning the services performed by the Warrant Agent hereunder.  In addition, at any time the Warrant Agent may apply to the Chief Executive Officer, the Chief Financial Officer or the Corporate Controller of Company for instruction, and may consult with legal counsel for the Warrant Agent or the Company with respect to any matter arising in connection with the services to be performed by the Warrant Agent under this Agreement.  The Warrant Agent and its agents and subcontractors shall not be liable and shall be indemnified by the Company for any action taken or omitted by the Warrant Agent in reliance upon any instructions by such officers of the Company or upon the advice or opinion of legal counsel for the Company.  The Warrant Agent shall not be held to have notice of any change of authority of any such officer of the Company until receipt of written notice thereof from the Company.
Promptly after the receipt by the Warrant Agent of notice of any demand or claim or the commencement of any action, suit, proceeding or investigation, the Warrant Agent shall, if a claim in respect thereof is to be made against the Company, notify the Company thereof in writing.  The Company shall be entitled to participate as its own expense in the defense of any such claim or proceeding, and, if it so elects at any time after receipt of such notice, it may assume the defense of any suit brought to enforce any such claim or of any other legal action or proceeding.  For the purposes of this Section 16, the term "expense or loss" means any amount paid or payable to satisfy any claim, demand, action, suit or proceeding settled with the express written consent of the Warrant Agent, and all reasonable costs and expenses, including, but not limited to, reasonable counsel fees and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit, proceeding or investigation.
The Warrant Agent shall be responsible for and shall indemnify and hold the Company harmless from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of or attributable to the Warrant Agent's refusal or failure to comply with the terms of this Agreement, or which arise out of Warrant Agent's negligence, bad faith or willful misconduct or which arise out of the breach of any representation or warranty of the Warrant Agent hereunder, for which the Warrant Agent is not entitled to indemnification under this Agreement; provided, however, that Warrant Agent's aggregate liability during any term of this Agreement with respect to, arising from, or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid under this Agreement by the Company to Warrant Agent as fees and charges, but not including reimbursable expenses, during the 12 months immediately preceding the event for which recovery from the Warrant Agent is being sought.
Promptly after the receipt by the Company of notice of any demand or claim or the commencement of any action, suit, proceeding or investigation, the Company shall, if a claim in respect thereof is to be made against the Warrant Agent, notify the Warrant Agent thereof in writing.  The Warrant Agent shall be entitled to participate at its own expense in the defense of any such claim or proceeding, and, if it so elects at any time after receipt of such notice, it may assume the defense of any suit brought to enforce any such claim or of any other legal action or proceeding.  For the purposes of this Section 16, the term "expense or loss" means any amount paid or payable to satisfy any claim, demand, action, suit or proceeding settled with the express written consent of the Company, and all reasonable costs and expenses, including, but not limited to, reasonable counsel fees and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit, proceeding or investigation.
The Warrant Agent and the Company agree that all books, records, information and data pertaining to the business of the other party, including inter alia, personal, non-public Holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law, including, without limitation, pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).
The provisions of this Section 16 shall survive the termination of this Agreement or removal of the Warrant Agent in accordance with the terms hereof.
Section 17	Purchase or Consolidation or Change of Name of Warrant Agent
Any corporation into which the Warrant Agent or any successor Warrant Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Warrant Agent or any successor Warrant Agent shall be party, or any corporation succeeding to the corporate trust business of the Warrant Agent or any successor Warrant Agent, shall be the successor to the Warrant Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Warrant Agent under the provisions of Section 19.  In case at the time such successor Warrant Agent shall succeed to the agency created by this Agreement any of the Warrant Certificates shall have been countersigned but not delivered, any such successor Warrant Agent may adopt the countersignature of the predecessor Warrant Agent and deliver such Warrant Certificates so countersigned; and in case at that time any of the Warrant Certificates shall not have been countersigned, any successor Warrant Agent may countersign such Warrant Certificates either in the name of the predecessor Warrant Agent or in the name of the successor Warrant Agent; and in all such cases such Warrant Certificates shall have the full force provided in the Warrant Certificates and in this Agreement.
In case at any time the name of the Warrant Agent shall be changed and at such time any of the Warrant Certificates shall have been countersigned but not delivered, the Warrant Agent may adopt the countersignature under its prior name and deliver Warrant Certificates so countersigned; and in case at that time any of the Warrant Certificates shall not have been countersigned, the Warrant Agent may countersign such Warrant Certificates either in its prior name or in its changed name; and in all such cases such Warrant Certificates shall have the full force provided in the Warrant Certificates and in this Agreement.
Section 18	Duties of Warrant Agent
The Warrant Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the Holders shall be bound:
(a)            The Warrant Agent may consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Warrant Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

(b)            Whenever in the performance of its duties under this Agreement the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by the Chief Executive Officer or the Chief Financial Officer of the Company and by the Treasurer or any Assistant Treasurer or the Secretary or Assistant Secretary of the Company and delivered to the Warrant Agent; and such certificate shall be full authentication to the Warrant Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)            The Warrant Agent shall be liable hereunder only for its own gross negligence, bad faith or willful misconduct, pursuant to Section 16, above.

(d)            The Warrant Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Warrant Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

(e)            The Warrant Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Warrant Agent) or in respect of the validity or execution of any Warrant Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant Certificate; nor shall it be responsible for the adjustment of the Exercise Price or the making of any change in the number of shares of Common Stock required under the provisions of Sections 10 or 12 or responsible for the manner, method or amount of any such change or the ascertaining of the existence of facts that would require any such adjustment or change (except with respect to the exercise of Warrants evidenced by Warrant Certificates after actual notice of any adjustment of the Exercise Price); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Common Stock to be issued pursuant to this Agreement or any Warrant Certificate or as to whether any shares of Common Stock will, when issued, be duly authorized, validly issued, fully paid and non-assessable.

(f)            The Company shall perform, acknowledge and deliver or cause to be performed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may be reasonably required by the Warrant Agent for the carrying out or performing by the Warrant Agent of the provisions of this Agreement.

(g)            The Warrant Agent is hereby authorized to accept instructions with respect to the performance of its duties hereunder from the Chief Executive Officer, the Chief Financial Officer or the Corporate Controller of the Company, and to apply to such officers for advice or instructions in connection with its duties, and it shall not be liable and shall be indemnified and held harmless for any action taken or suffered to be taken by it in good faith in accordance with instructions of any such officer, provided Warrant Agent carries out such instructions without gross negligence, bad faith or willful misconduct.

(h)            The Company acknowledges that the bank accounts maintained by Computershare in connection with the services provided under this Agreement will be in its name and that Computershare may receive investment earnings in connection with the investment at Computershare's risk and for its benefit of funds held in those accounts from time to time.  Neither the Company nor the Holders will receive interest on any deposits.

(i)            The Warrant Agent and any stockholder, director, officer or employee of the Warrant Agent may buy, sell or deal in any of the Warrants or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Warrant Agent under this Agreement.  Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

(j)            The Warrant Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents, and the Warrant Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

Section 19	Change of Warrant Agent
The Warrant Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice in writing mailed to the Company and to each transfer agent of the Common Stock by registered or certified mail, and to the Holders by first-class mail.  The Company may remove the Warrant Agent or any successor Warrant Agent upon 30 days' notice in writing, mailed to the Warrant Agent or successor Warrant Agent, as the case may be, and to each transfer agent of the Common Stock by registered or certified mail, and to the Holders by first-class mail.  If the Warrant Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Warrant Agent.  If the Company shall fail to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Warrant Agent or by a Holder (who shall, with such notice, submit his Warrant Certificate for inspection by the Company), then the Holder may apply to any court of competent jurisdiction for the appointment of a new Warrant Agent.  Any successor Warrant Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or of a state thereof, in good standing, which is authorized under such laws to exercise corporate trust powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Warrant Agent a combined capital and surplus of at least $50,000,000.  After appointment, the successor Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Warrant Agent without further act or deed; but the predecessor Warrant Agent shall deliver and transfer to the successor Warrant Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Warrant Agent and each transfer agent of the Common Stock, and mail a notice thereof in writing to the Holders.  However, failure to give any notice provided for in this Section 19, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Warrant Agent or the appointment of the successor Warrant Agent, as the case may be.
Section 20	Issuance of New Warrant Certificates
Notwithstanding any of the provisions of this Agreement or of the Warrants to the contrary, the Company may, at its option, issue new Warrant Certificates evidencing Warrants in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Exercise Price per share and the number or kind or class of shares of stock or other securities or property purchasable under the several Warrant Certificates made in accordance with the provisions of this Agreement.
Section 21	Notices
Notices or demands authorized by this Agreement to be given or made (i) by the Warrant Agent or by any Holder to or on the Company, (ii) subject to the provisions of Section 19, by the Company or by any Holder to or on the Warrant Agent or (iii) by the Company or the Warrant Agent to any Holder, shall be deemed given (x) on the date delivered, if delivered personally, (y) on the first Business Day following the deposit thereof with Federal Express or another recognized overnight courier, if sent by Federal Express or another recognized overnight courier, and (z) on the fourth Business Day following the mailing thereof with postage prepaid, if mailed by registered or certified mail (return receipt requested), in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)            If to the Company, to:
The LGL Group, Inc.
2525 Shader Rd
Orlando, Florida  32804
 Attention: R. LaDuane Clifton, Corporate Secretary
with a copy to:
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
 Attention: Robert H. Friedman
(b)            If to the Warrant Agent, to:
Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts 02021
Attention: Client Administration
 Telecopy:  (781) 575-2549
(c)            If to any Holder, to the address of such Holder as shown on the registry books of the Company.  Any notice required to be delivered by the Company to the Holder of any Warrant may be given by the Warrant Agent on behalf of the Company.
Section 22	Supplements and Amendments
(a)            The Company and the Warrant Agent may from time to time supplement or amend this Agreement without the consent or approval of any Holders in order to cure any ambiguity or to cure, correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, or to add, change or eliminate any other provisions with regard to matters or questions arising hereunder which the Company and the Warrant Agent may deem necessary or desirable and which the Company and the Warrant Agent deem shall not adversely affect the interests of any Holders.

(b)            In addition to the foregoing, with the consent of the Holders entitled, upon exercise of Warrants, to receive not less than a majority of the Warrant Shares issuable thereunder, the Company and the Warrant Agent may modify this Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Warrant Agreement or modifying in any manner the rights of the Holders.

(c)            As a condition precedent to the Warrant Agent's execution of any amendment to this Agreement, the Company shall deliver to the Warrant Agent a certificate from a duly authorized officer of the Company that states that the proposed amendment is in compliance with the terms of this Section 22.

Section 23	Successors
All covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.
Section 24	Benefits of this Agreement
Nothing in this Agreement shall be construed to give any Person other than the Company and the Warrant Agent any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Warrant Agent and the Holders.
Section 25	Governing Law
This Agreement and each Warrant Certificate issued hereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflicts of law principles thereof.
Section 26	Counterparts
This Agreement may be executed in any number of original or facsimile counterparts (by manual or facsimile signature) and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.  A signature to this Agreement transmitted electronically shall have the same authority, effect, and enforceability as an original signature.
Section 27	Captions
The captions of the sections of this Agreement have been inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.
Section 28	Information
The Company agrees to promptly provide the Holders the information it is required to provide to the holders of the Common Stock.
Section 29	Force Majeure
Notwithstanding anything to the contrary contained herein, the Warrant Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.
Section 30	Consequential Damages
Neither party to this Agreement shall be liable to the other party for any consequential, indirect, special or incidental damages under any provisions of this Agreement or for any consequential, indirect, penal, special or incidental damages arising out of any act or failure to act hereunder even if that party has been advised of or has foreseen the possibility of such damages.
[Signature Page Follows on Next Page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.
THE LGL GROUP, INC.

By:	/s/ R. LaDuane Clifton
	Name:	R. LaDuane Clifton
	Title:	Chief Financial Officer

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Michael Legregin
	Name:	Michael Legregin
	Title:	Vice President Corporate Action Department

COMPUTERSHARE INC.

By:	/s/ Michael Legregin
	Name:	Michael Legregin
	Title:	Vice President Corporate Action Department

Exhibit 1
[FORM OF WARRANT CERTIFICATE]
EXERCISABLE ONLY IF COUNTERSIGNED BY THE WARRANT
 AGENT AS PROVIDED HEREIN.
Warrant Certificate Evidencing Warrants to Purchase
 Common Stock, par value of $0.01 per share, as described herein.
THE LGL GROUP, INC.
No. ___________	CUSIP 50186A 116

VOID AFTER 5:00 p.m., NEW YORK CITY TIME,
 ON AUGUST 6, 2018
This Warrant Certificate ("Warrant Certificate") certifies that _______________ or its registered assigns is the registered holder (the "Holder") of a Warrant (the "Warrant") of The LGL Group, Inc., a Delaware corporation (the "Company").  Every twenty-five (25) Warrants entitle the holder, subject to the provisions contained herein and in the Warrant Agreement (as defined below), to purchase one (1) share (the "Warrant Shares") of common stock, par value $0.01 per share, of the Company (the "Common Stock") at the Exercise Price (as defined below).  The price per share at which each Warrant Share may be purchased at the time each Warrant is exercised (the "Exercise Price") is $7.50 initially, subject to adjustments as set forth in the Warrant Agreement.
This Warrant Certificate is issued under and in accordance with the Warrant Agreement, dated as of July 30, 2013 (the "Warrant Agreement"), between the Company and the Warrant Agent, and is subject to the terms and provisions contained in the Warrant Agreement, to all of which terms and provisions the Holder of this Warrant Certificate and the beneficial owners of the Warrants represented by this Warrant Certificate consent by acceptance hereof.  Copies of the Warrant Agreement are on file and can be inspected at the below-mentioned office of the Warrant Agent and at the office of the Company at 2525 Shader Rd, Orlando, Florida  32804.  Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Warrant Agreement.
Subject to the terms of the Warrant Agreement, each Warrant evidenced hereby shall be exercisable commencing upon the earlier of (i) August 6, 2018 (the "Expiration Date") or (ii) the date on which the average VWAP for the Common Stock for the consecutive 30 Trading Days immediately prior to such date is greater than or equal to $15.00 (as adjusted for stock splits, stock dividends, combinations, reclassifications and similar events) (the "Effective Date").  The Warrants shall cease to be exercisable and shall terminate and become void, and all rights thereunder and under the Warrant Agreement shall cease, at the 5:00 p.m., New York City time, on the Expiration Date.  The period between the Effective Date and 5:00 p.m., New York City time, on the Expiration Date is referred to herein as the "Exercise Period".
The Holder of the Warrants represented by this Warrant Certificate may exercise any Warrant evidenced hereby by delivering, not later than 5:00 p.m., New York City time, on any Business Day during the Exercise Period to Computershare Inc., a Delaware corporation ("Computershare"), and its wholly-owned subsidiary, Computershare Trust Company, N.A., a federally chartered trust company (the "Trust Company", and together with Computershare, the "Warrant Agent", which term includes any successor warrant agent under the Warrant Agreement) at Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021, Attention: Client Administration, (i) this Warrant Certificate or, in the case of a Book-Entry Warrant Certificate (as defined in the Warrant Agreement), the Warrants to be exercised (the "Book-Entry Warrants") as shown on the records of The Depository Trust Company (the "Depository") to an account of the Warrant Agent at the Depository designated for such purpose in writing by the Warrant Agent to the Depository, (ii) an election to purchase ("Election to Purchase"), properly executed by the Holder hereof on the reverse of this Warrant Certificate or properly executed by the institution in whose account the Warrant is recorded on the records of the Depository (the "Participant"), and substantially in the form included on the reverse of this Warrant Certificate and (iii) the Exercise Price for each Warrant to be exercised in lawful money of the United States of America by certified or official bank check or by bank wire transfer in immediately available funds, in each case payable to the order of the Company.
As used herein, the term "Business Day" means any day on which the New York Stock Exchange, Inc. is open for trading.
Notwithstanding anything else in this Warrant Certificate, or the Warrant Agreement, no Warrant may be exercised unless at the time of exercise (i) a registration statement covering the Warrant Shares to be issued upon exercise is effective under the Act and (ii) a prospectus thereunder relating to the Warrant Shares is current.  In no event shall the registered holder of this Warrant be entitled to receive a net-cash settlement, shares of common stock or other consideration in lieu of physical settlement in shares of Common Stock.
Warrants may be exercised only in whole numbers of Warrants.  No fractional Warrant Shares are to be issued upon the exercise of this Warrant, but rather the number of Warrant Shares to be issued shall be rounded up or down, as applicable, to the nearest whole number.  If fewer than all of the Warrants evidenced by this Warrant Certificate are exercised, a new Warrant Certificate for the number of Warrants remaining unexercised shall be executed by the Company and countersigned by the Warrant Agent as provided in Section 3 of the Warrant Agreement, and delivered to the Holder of this Warrant Certificate at the address specified on the books of the Warrant Agent or as otherwise specified by such Holder.
"VWAP" means, for any date, the price determined by the first of the following clauses that applies: (i) if the security is then listed or quoted on a Trading Market, the daily volume weighted average price of the security for such date (or the nearest preceding date) on the Trading Market on which the security is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (ii) the volume weighted average price of the security for such date (or the nearest preceding date) on the OTC Bulletin Board, (iii) if the security is not then listed or quoted for trading on the OTC Bulletin Board and if prices for the security are then reported in the "Pink Sheets" published by OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share or unit of the security so reported, or (iv) in all other cases, the fair market value of a share or unit of the security as determined by an independent appraiser selected in good faith by the holders of a majority in interest of the Warrants then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.
The Exercise Price and the number of Warrant Shares purchasable upon the exercise of each Warrant shall be subject to adjustment as provided pursuant to Section 10 of the Warrant Agreement.
Upon due presentment for registration of transfer or exchange of this Warrant Certificate at the stock transfer division of the Warrant Agent, the Company shall execute, and the Warrant Agent shall countersign and deliver, as provided in Section 5 of the Warrant Agreement, in the name of the designated transferee one or more new Warrant Certificates of any authorized denomination evidencing in the aggregate a like number of unexercised Warrants, subject to the limitations provided in the Warrant Agreement.
Neither this Warrant Certificate nor the Warrants evidenced hereby entitles the Holder to any of the rights of a stockholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of the Company or any other matter.
The Warrant Agreement and this Warrant Certificate may be amended as provided in the Warrant Agreement including, under certain circumstances described therein, without the consent of the Holder of this Warrant Certificate or the Warrants evidenced thereby.
THIS WARRANT CERTIFICATE AND ALL RIGHTS HEREUNDER AND UNDER THE WARRANT AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAW PRINCIPLES THEREOF.
This Warrant Certificate shall not be entitled to any benefit under the Warrant Agreement or be valid or obligatory for any purpose, and no Warrant evidenced hereby may be exercised, unless this Warrant Certificate has been countersigned by the manual signature of the Warrant Agent.
IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.
Dated:   ______________ ____, 20__
THE LGL GROUP, INC.
By: Name: Title:
COMPUTERSHARE INC. COMPUTERSHARE TRUST COMPANY, N.A. as Warrant Agent By: Name: Title:

[REVERSE]
Instructions for Exercise of Warrant
To exercise the Warrants evidenced hereby, the Holder must, by 5:00 p.m., New York City time, deliver to the Warrant Agent at its stock transfer division, a certified or official bank check or a bank wire transfer in immediately available funds, in each case payable to the Company, in an amount equal to the Exercise Price in full for the Warrants exercised.  In addition, the Holder must provide the information required below and deliver this Warrant Certificate to the Warrant Agent at the address set forth below and the Book-Entry Warrants to the Warrant Agent in its account with the Depository designated for such purpose.  The Warrant Certificate and this Election to Purchase must be received by the Warrant Agent by 5:00 p.m., New York City time, on the exercise date specified below or the Warrants will be deemed to be received and exercised on the immediately succeeding Business Day.
ELECTION TO PURCHASE
TO BE EXECUTED IF WARRANT HOLDER DESIRES
 TO EXERCISE THE WARRANTS EVIDENCED HEREBY
The undersigned hereby irrevocably elects to exercise, on __________, ____ (the "Exercise Date"), __________ Warrants, evidenced by this Warrant Certificate, to purchase, __________ shares (the "Warrant Shares") of Common Stock, par value of $0.01 per share (the "Common Stock") of The LGL Group, Inc., a Delaware corporation (the "Company"), and represents that on or before the Exercise Date, such Holder has tendered payment for such Warrant Shares by certified or official bank check payable to the order of the Company c/o Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021, Attention: Client Administration, or by bank wire transfer in immediately available funds payable to the Company at Account No. [         ], in each case in the amount of $_______ in accordance with the terms hereof
The undersigned requests that said number of Warrant Shares be in fully registered form, registered in such names and delivered, all as specified in accordance with the instructions set forth below.
If said number of Warrant Shares is less than all of the Warrant Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate evidencing the remaining balance of the Warrants evidenced hereby be issued and delivered to the Holder of the Warrant Certificate unless otherwise specified in the instructions below.

Dated: ______________ __, ____

Name              __________________________
(Please Print)

/   /   /   / - /   /   / - /   /   /   /   /
(Insert Social Security or Other Identifying Number of Holder)

Address              __________________________
__________________________

Signature                          __________________________

This Warrant may only be exercised by presentation to the Warrant Agent at one of the following locations:

By hand at:                          Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts 02021
Attention: Client Administration

By mail at:                          Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts 02021
Attention: Client Administration

The method of delivery of this Warrant Certificate is at the option and risk of the exercising Holder and the delivery of this Warrant Certificate will be deemed to be made only when actually received by the Warrant Agent.  If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.  In all cases, sufficient time should be allowed to ensure timely delivery.
(Instructions as to form and delivery of Warrant Shares and/or Warrant Certificates)
Name in which Warrant Shares are to be registered if other than in the name of the Holder of this Warrant Certificate:

Address to which Warrant Shares are to be mailed if other than to the address of the Holder of this Warrant Certificate as shown on the books of the Warrant Agent:
(Street Address)

(City and State) (Zip Code)

Name in which Warrant Certificate evidencing unexercised Warrants, if any, is to be registered if other than in the name of the Holder of this Warrant Certificate:

Address to which certificate representing unexercised Warrants, if any, is to be mailed if other than to the address of the Holder of this Warrant Certificate as shown on the books of the Warrant Agent:

(Street Address)

(City and State) (Zip Code)

Dated:

Signature

Signature must conform in all respects to the name of the Holder as specified on the face of this Warrant Certificate.  If Warrant Shares, or a Warrant Certificate evidencing unexercised Warrants, are to be issued in a name other than that of the Holder hereof or are to be delivered to an address other than the address of such Holder as shown on the books of the Warrant Agent, the above signature must be guaranteed by a an Eligible Guarantor Institution (as that term is defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended).

SIGNATURE GUARANTEE

Name of Firm
Address
Area Code and Number
Authorized Signature
Name
Title
Dated:	, 20__

ASSIGNMENT
(FORM OF ASSIGNMENT TO BE EXECUTED IF WARRANT HOLDER
 DESIRES TO TRANSFER WARRANTS EVIDENCED HEREBY)
FOR VALUE RECEIVED, ____________ HEREBY SELL(S), ASSIGN(S) AND TRANSFER(S) UNTO

(Please print name and address including zip code of assignee)	(Please insert social security or other identifying number of assignee)

the rights represented by the within Warrant Certificate and does hereby irrevocably constitute and appoint ____________ Attorney to transfer said Warrant Certificate on the books of the Warrant Agent with full power of substitution in the premises.
Dated:

Signature

(Signature must conform in all respects to the name of the Holder as specified on the face of this Warrant Certificate and must bear a signature guarantee by an Eligible Guarantor Institution (as that term is defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended).

SIGNATURE GUARANTEE

Name of Firm
Address
Area Code and Number
Authorized Signature
Name
Title
Dated:	, 20__